Morgan, Lewis & Bockius llp
2020 K Street, NW
 Washington, District of Columbia  20006-1806
Tel.  202.373.6000
Fax: 202.373.6001
www.morganlewis.com

Christopher D. Menconi
Partner
+1.202.373.6173
chris.menconi@morganlewis.com

July 14, 2015

BY EDGAR TRANSMISSION

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (“Trust”)
File Nos. 333-156529 and 811-22263

Dear Ms. Hatch:

This letter responds to oral comments you provided to me on April 20, 2015 regarding (1) the November 30, 2014 shareholder report included in Form N-CSR for the Yorkville High Income MLP ETF and the Yorkville High Income Infrastructure MLP ETF (“Yorkville Report”) and (2) the December 31, 2014 shareholder report included in Form N-CSR for the YieldShares High Income ETF (“YieldShares Report”).  The Staff’s comments, as well as the Trust’s responses, are set forth below.

General

1.	Comment: If the five FaithShares funds are no longer making filings with the Commission, please designate them as inactive on EDGAR.

Response:  The five FaithShares funds are not operational and are not making filings with the Commission.  The Trust has designated them as inactive on EDGAR.

YieldShares Report

2.	Comment: The Schedule of Investments and Statement of Assets and Liabilities for the YieldShares High Income ETF (the “YieldShares ETF”) indicate that the YieldShares ETF sold securities short. Are short sales a component of the YieldShares ETF benchmark index (the “Index”) or otherwise part of the YieldShares ETF’s principal investment strategy?

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Harrisburg   Hartford   Houston   London   Los Angeles   Miami   Moscow
New York   Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Tokyo   Washington   Wilmington

Response:  Short sales are not a component of the Index, nor are they part of the YieldShares ETF’s principal investment strategy.  Securities are shown as having been sold short because of a redemption request that coincided with a rebalancing of the Index.  On the last day of the reporting period covered by the YieldShares Report, the Index underwent its annual rebalancing.  As part of that rebalancing, certain components of the Index were removed or replaced, in accordance with the Index methodology.  Because the YieldShares ETF uses a replication methodology, meaning that it invests in all of the component securities of the Index in proportion to the weightings of the Index, the YieldShares ETF’s holdings were also rebalanced that day to reflect changes in the composition of the Index.

That same day, the YieldShares ETF received a redemption request.  Redemption proceeds are generally paid in-kind, and the YieldShares ETF’s custodian makes available each day, immediately prior to the opening of business, a list of the names and share quantities of the YieldShares ETF’s portfolio securities that will be applicable to redemption requests received on that day (the “Redemption Basket”).  Because the YieldShares ETF had already rebalanced its portfolio when the redemption request was received, certain of the securities in the Redemption Basket were no longer owned by the YieldShares ETF.  Accordingly, the YieldShares ETF borrowed those securities to fulfill the redemption request and, the next business day, the YieldShares ETF closed the short positions.

Yorkville Report

3.	Comment: The Staff notes that the Yorkville High Income Infrastructure MLP ETF (“Infrastructure ETF”) incurred tax expense. The “Disclosure of Fund Expenses” section of the Yorkville Report for the Infrastructure ETF excludes tax expense. Please explain the rationale for this exclusion.

Response:  The Trust understands that the exclusion of tax expense reflects guidance SEI Investments Global Funds Services, the administrator to the Infrastructure ETF, received from the SEC Staff in a series of phone calls and email communications from July 3, 2012 to July 16, 2012 in connection with the Staff’s review of another registrant’s semi-annual report.  The Trust further understands that, in those communications, the Staff approved a methodology for the presentation of the Disclosure of Fund Expenses, which excluded the impact of tax expense/benefit.  The same methodology was applied to the Disclosure of Fund Expenses section for the Infrastructure ETF.

The Trust understands there may have been a change in the Staff’s view on this methodology.  Accordingly, tax expense will be included in the Disclosure of Fund Expenses section in future shareholder reports.  The Trust notes that tax expense was included in the fee table and the expense example in the Infrastructure ETF’s prospectus dated March 30, 2015.

* * * * *

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) Staff comments or changes to disclosures in response to Staff comments in Form N-CSR do not foreclose the Commission from taking any action with respect to such filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6173 with questions or comments.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi